AMPLITECH GROUP, INC.	620 Johnson Avenue Bohemia, NY 11716

November 5, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Edward M. Kelly
Jay E. Ingram

Re:	Amplitech Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed October 14, 2020
File No. 0-54355

Dear Sir or Madam:

Amplitech Group, Inc. (the “Company”) is filing an amendment (the “Amendment”) to the Preliminary Information Statement on Schedule 14C (the “Information Statement”) in response to your recent review letter addressed to Fawad Maqbool, President of the Company, dated October 28, 2020 (the “SEC Letter”). This response letter, along with the amended Information Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Preliminary Information Statement on Schedule 14C filed October 14, 2020

General Information, page 2

1. Disclosure indicates that the company received written consents in lieu of a meeting from the majority stockholders of 74% of the voting securities of the total issued and outstanding shares of voting stock of the company. Given disclosure on page 20 that Mr. Fawad Maqbool, chairman, president, and chief executive officer, is the beneficial owner of 11,780,280 shares of common stock representing 22.8% of the voting securities and is the holder of 1,000 shares of Series A convertible preferred stock representing 51% of the voting securities, it appears that Mr. Maqbool is the majority stockholder of 73.8% or 74% when rounded of the voting securities of the total issued and outstanding shares of voting stock of the company. Please revise.

Action II, The Amended Articles

Authorized Shares, page 8

2. Given disclosure that the main purpose of the amended and restated articles of incorporation is to attract investors through the issuance of securities in a planned underwritten public offering, provide the disclosure required by Item 11 of Schedule 14A. See Item 1 of Schedule 14C.

We have removed the references to the purpose of the amended and restated articles of incorporation is to attract investors through any type of offering. The actions described in the information statement are intended to prepare the Company to be eligible to list its shares on a national securities exchange.

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Action III

The Amended Bylaws, page 10

3. If the company's amended bylaws attached as Exhibit B amend any provisions in the company's current bylaws, identify and include a version of any amended provisions in the information statement. Alternatively, if the sole purpose of the company's amended bylaws attached as Exhibit B is to restate clearly the company's current bylaws, so indicate.

We have added disclosure to the Information Statement to clarify the provisions that were amended, and that the remainder of the amended bylaws were restated to restate clearly the Company’s current bylaws.

Exhibit B

Amended and Restated Bylaws

Article IX, Section 9.2

Forum for Adjudication of Disputes, page 31

4. Disclosure indicates that the Eighth Judicial District Court of Clark County, Nevada will be the sole and exclusive forum for the adjudication of disputes. Revise the disclosure in the information statement to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or provision created by the Securities Act or its rules and regulations. If the provision applies to Securities Act claims, revise the disclosure in the information statement to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the provision in the amended and restated bylaws states this clearly.

We have revised the Forum for Adjudication of Disputes provision of the amended bylaws to clearly indicate that it does not apply to actions arising under the Securities Act or the Exchange Act.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Fawad Maqbool
Fawad Maqbool

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